1st Franklin Financial Corporation
213 East Tugalo Street
P.O. Box 880
Toccoa, Georgia 30577

November 14, 2005
VIA EDGAR AND FEDEX
Mr. Christian Windsor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: 1st Franklin Financial Corporation Amendment No. 2 to Registration Statement on Form S-2 Filed October 11, 2005 File No. 333-126589
Dear Mr. Windsor:

Reference is made to your letter, dated November 1, 2005 (the "Comment Letter"), regarding comments of the Securities and Exchange Commission (the "Commission") relating to the disclosure in the above-referenced filing.  1st Franklin Financial Corporation (the "Company") is filing herewith Pre-Effective Amendment No. 3 to Form S-2, which has been marked to show changes made from the above-referenced filing.  This letter repeats each of the comments in your letter, and follows with responses prepared by the Company.

Established Features of the Debentures

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1.

We understand management's desire to make changes to the interest rate of each security closer to the interest adjustment date, as discussed in response to comment 11.  However, the staff believes that each change to the interest rate could represent a new investment decision for investors.  In Xerox Credit Corporation, available June 16, 1983, the staff agreed that where the investor was given 20 days notice of the change, the investor's decision did not require registration.  In Xerox, the company also had limits on the movement of the rate away from a well known measuring rate.  Consequently, in order to follow the position supported by the Xerox no action letter, revise your discussion of the notice period to clarify that you will provide investors with at least 20 days notice of an adjustment date or alternatively, advise the staff on which other exemption from registration you intend to rely.

ANSWER:  Further to telephone conferences on November 8,2005 among you and Kate McHale, of your office, and representatives of Jones Day, the Company has agreed to modify the terms of the Debentures to provide investors with, and has revised the prospectus to indicate that investors will receive, a period of at least 21 days from the date notice of a proposed interest rate adjustment in which such investors can decide whether to accept the new interest rate and retain their Debentures or redeem their Debentures.  This 21 day notice period will consist of at least 7 days advance notice of the upcoming interest rate change, and a period of 14 days after the interest adjustment date in which investors can redeem their Debentures and receive, in exchange therefor, principal plus all outstanding interest up to the date of redemption.  As described in the prospectus, redemption requests at times other than within this 14 day "grace period" after the interest adjustment date will be at the discretion of the Company.

Marketing Materials

After further review, the staff has the following comments on your marketing materials; please note that these comments are not exhaustive and if other disclosure or materials give rise to similar issues, make the corresponding changes to those documents as well:

Investment Brochure:

2.

For all investment brochures that have bulleted sections describing the features of the Notes, please add bullet points that inform investors that their investments are not bank deposits and not FDIC insured investments.

ANSWER:  The Company undertakes to revise, and is in the process of revising, its marketing materials as requested by the Commission.  The Company further undertakes not to use any of such materials until such revisions have been made.

3.

Please change the title of products containing the phrase "savings" to "investments."  For example: "Senior Demand Note Investment," so investors will not confuse this with an insured savings product.

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ANSWER:  The Company undertakes to revise, and is in the process of revising, its marketing materials as requested by the Commission.  The Company further undertakes not to use any of such materials until such revisions have been made.

4.

In the first Q&A paragraph that describes 1st Franklin, please disclose that 1st Franklin is not a bank.  In addition, please add in this first paragraph that "your investments with us are not insured by the FDIC and 1st Franklin is solely responsible for payment of the obligation."

ANSWER:  The Company undertakes to revise, and is in the process of revising, its marketing materials as requested by the Commission.  The Company further undertakes not to use any of such materials until such revisions have been made.

5. Please include in #2 of the Q&A that 1st Franklin's ability to make payments on notes in the past is no indication of their ability to make payments in the future.

ANSWER:  The Company undertakes to revise, and is in the process of revising, its marketing materials as requested by the Commission.  The Company further undertakes not to use any of such materials until such revisions have been made.

6. Please change #3 of the Q&A to state that the Notes are subordinated to all other debt of 1st Franklin and therefore will be paid after all other creditors to the corporation in case of default.

ANSWER:  The Company undertakes to revise, and is in the process of revising, its marketing materials as requested by the Commission.  The Company further undertakes not to use any of such materials until such revisions have been made.

7. Please remove "How safe is my investment" from the Q&A section of the brochure.

ANSWER:  The Company undertakes to revise, and is in the process of revising, its marketing materials as requested by the Commission.  The Company further undertakes not to use any of such materials until such revisions have been made.

Form of Advertisement for Debentures and Notes
8. On both advertisements, please change "deposit" to" investment" when discussing the $500 minimum investment required.

ANSWER:  The Company undertakes to revise, and is in the process of revising, its marketing materials as requested by the Commission.  The Company further undertakes not to use any of such materials until such revisions have been made.

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Radio Advertisements

9.

We note your response to comment 17.  Your analysis seems to pertain to the printed materials but not the radio advertisements.  Phrases such as "savings options to suit your needs" and "attractive rates" pertain directly to the desirability of owning or purchasing the securities and, therefore, appear to exceed the exemptions under Rule 135.  Please provide your analysis as to how these advertisements are not a violation of Section 5 of the Securities Act of 1933.

ANSWER:  In preparing marketing materials related to the Debentures, including the radio advertisements, the Company intended to comply, and believed that it had complied, with the requirements of Rule 135.  Importantly, and as required by Rule 135(a)(1), each of the Company's marketing materials, including the radio advertisements, contained an express legend (oral or verbal, as applicable) that indicated that offers and sales of any applicable securities were made only by prospectus.  The Company did not intend for any of the phrases contained in the radio advertisements to constitute offers for sales, or the solicitation of offers to purchase, any of its securities.  Notwithstanding the foregoing, the Company suspended the use of radio advertisements relating to the Debentures, and is revising the text of its radio advertisements to eliminate the referenced, or any similar, language and to ensure full conformity with the requirements of Rule 135.

10. Please replace all references to "savings" with "investments."
ANSWER: The Company undertakes to replace all such references in any future radio advertisements used by the Company with respect to any of its investments.
Please contact the undersigned at (706) 886-7571 or Mark L. Hanson at (404) 581-8573 in connection with any questions or comments related to the filing. Thank you for your attention to this matter.
Very truly yours,
/s/ A. Roger Guimond
Executive Vice President and
Chief Financial Officer

Enclosure
cc: Mark L. Hanson, Esq. Neil M. Simon, Esq. Mr. Will Herman

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